Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965


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[NEWMONT LOGO]

Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203                              NEWS RELEASE
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MEDIA CONTACT:                                      INVESTOR CONTACT:
Doug Hock                                           Wendy Yang
303-837-5812                                        303-837-6141

NEWMONT ACHIEVES STRONG FOURTH QUARTER RESULTS;
OPERATING AND FINANCIAL TARGETS MET FOR 4TH QUARTER AND FULL YEAR 2001


DENVER, February 6, 2002 -- Newmont Mining Corporation (NYSE: NEM) achieved a strong fourth quarter 2001 performance with net income of $20.2 million or $0.10 per common share. Excluding Battle Mountain merger costs and certain non-cash items, Newmont had its best financial quarter of the year, earning $31.7 million or $0.16 per share, after tax. Contributing to this performance were on-target gold production and cash costs, and a higher realized gold price. In the year-ago quarter, the company had a net loss of $33.5 million, or $0.17 per share. Before merger costs and non-cash items, earnings in the fourth quarter of 2000 were $34.3 million, or $0.18 per share.

For the full year 2001, Newmont earned $13.7 million or $0.07 per share, before merger and non-cash costs, a 73 percent improvement over earnings of $7.9 million, or $0.04 per share, in 2000. Lower exploration expenses, an income tax benefit and significant equity income of $33 million from the Batu Hijau copper-gold mine more than offset 5 percent lower gold sales and a 4 percent lower average realized gold price of $271 per ounce as compared to 2000.

After accounting for atypical pre-tax charges including $60.5 million for corporate restructuring and merger costs associated with the Battle Mountain transaction and $41 million in asset write-downs, Newmont realized a net loss of $30.8 million or $0.16 per share for 2001. The write-downs primarily related to a slightly shorter mine life at Minahasa in Indonesia, which ended mining in October, and inventory adjustments. In 2000, the company's net loss after merger and non-cash costs was $102.3 million, or $0.53 per share. Results for 2000 were restated to account for the acquisition of Battle Mountain Gold Corporation in January 2001 on a pooling of interests basis.

Wayne W. Murdy, Newmont's Chairman, President and Chief Executive Officer, said, "I am proud of our organization's fourth quarter performance. In the fourth quarter, we actively pursued our pending acquisitions of Normandy Mining Limited and Franco-Nevada Mining Corporation Limited. Notwithstanding the demands of that process, our employees remained focused on our 2001 goals. These efforts enabled Newmont to report a profit for the year, before certain non-cash items, thereby exceeding our mid-year estimated forecast for breakeven results. In 2001, cash flow from our operations totaled $381.3 million or $1.95 per share."


---------------------------------------------------------------------------------------------------

                                                Three months ended Dec. 31,     Year ended Dec. 31,
                                                    2001           2000          2001         2000
                                                     ----          ----          ----         ----
Earnings (loss) before merger/non-cash items*     $ 31.7         $ 34.3        $ 13.7        $ 7.9
   Per share                                        0.16           0.18          0.07         0.04
Net income (loss)* to common shares                 20.2          (33.5)        (30.8)      (102.3)
   Per share                                        0.10          (0.17)        (0.16)       (0.53)
Net cash provided by operations*                   147.0          229.6         381.3        567.8

Equity gold sales (000 oz)                       1,395.3        1,741.4       5,430.2      5,727.8
Total cash cost per oz                              $182           $164          $184         $170
Total production cost per oz                        $235           $221          $236         $231
Av. realized price per oz                           $279           $274          $271         $281


*in millions

---------------------------------------------------------------------------------------------------


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                                                                         1 of 19

Mr. Murdy continued, "We are pleased by the strengthening gold price over the past six months, with gold currently trading above $290 per ounce, and welcome analyst forecasts for an improved average gold price in 2002. At the same time, we recognize that gold remains volatile, with a range in 2001 from a low of $256 per ounce in April to a high of $293 in September. As an essentially unhedged producer, we adjust our operations to the prevailing spot gold price on an ongoing basis. In 2001, we lowered our production target to 5.4 million ounces of gold from our 2000 output of 5.7 million ounces, including that of Battle Mountain, to focus on cash flow, and we achieved that goal at a total cash cost of $184 per ounce."

NEW NEWMONT
Newmont remains on schedule for the closing of the acquisitions of Normandy and Franco-Nevada in February, following the Newmont's shareholder meeting and satisfaction of remaining conditions. On January 30, the Franco-Nevada shareholders overwhelmingly approved Newmont's acquisition of Franco-Nevada at a special meeting that marked the closing of a phenomenal 18-year record for Franco-Nevada and the opening of a new chapter for its shareholders as shareholders of Newmont. Newmont will hold its special meeting for shareholders to approve certain matters relating to the acquisitions in Denver on February 13.

Mr. Murdy said, "We believe that Newmont will become the new gold standard for investors around the world. We are focusing our integration efforts to immediately begin capturing anticipated synergies of $70 million to $80 million in the first full year. Since our initial announcement in November, we have had tremendous support from our existing shareholder base as well as new interest from the broader market. Despite the short-term arbitrage pressure on the stock price associated with the acquisitions, in 2001, Newmont's share price rose 12 percent as compared to a 6 percent increase for the Philadelphia Gold and Silver Index and a 13 percent decline in the S&P 500 Index. The new Newmont will offer the most leverage to a rising gold price and is perfectly suited for investment portfolio diversification."

OPERATING HIGHLIGHTS
For the fourth quarter of 2001, revenues were $445 million, 15 percent lower than the 2000 quarter, on 20 percent lower equity production of 1.4 million gold ounces. A total cash cost of $182 per ounce was up from $164. Total production costs were $235 per ounce for the fourth quarter compared with $221 in the 2000 fourth quarter.

For the full year, Newmont booked revenues of $1.7 billion, an 8 percent decline from the year 2000. North American operations sold 3.2 million equity ounces of gold at a total cash cost of $217 per ounce in 2001 versus 3.7 million equity ounces at $197 per ounce in 2000. Gold sales from overseas increased to 2.2 million equity ounces at $128 per ounce in 2001 from 2.0 million ounces at a total cash cost of $117 per ounce in 2000. The production level was impacted by less tonnage mined in Nevada, lower ore grades in Nevada, Canada and Peru and corresponding lower overall mill recovery rates in Nevada.

In 2001, Yanacocha in Peru sold 1.9 million ounces (983,000 equity ounces) of gold, a 9 percent increase over 2000, at a total cash cost of $115 per ounce. Yanacocha's first crushing and agglomeration facility for the La Quinua deposit started up late in the third quarter and will continue to undergo commissioning adjustments through the first half of 2002, gradually stepping up to its design rate of 132,000 tons per day (120,000 metric tons per day) by the end of June. Fourth quarter and full year production were slightly lower than targeted due to slower leach cycle recoveries for gold and short-term bottlenecks in mining fleet utilization and availability during the commissioning of the new crushing facility. La Quinua is expected to reach production of one million ounces annually in 2003 to help Yanacocha reach its production goal of 2.5 million ounces annually in 2004.

Excellent operating performance at Batu Hijau in Indonesia provided $9.8 million and $33 million in equity income in the fourth quarter and full year 2001, respectively, despite a poor copper market. Total copper sales in 2001 totaled $447.3 million with an average realized copper price per pound of $0.70, $0.12 less than in 2000. For the full year, copper sales increased by 22 percent to
639.9 million pounds (360.0 million equity pounds) at a



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                                                                         2 of 19
cash cost of $0.36 per pound of copper, a 37 percent improvement over 2000. Equity gold sales increased by 65 percent to 295,100 ounces from year 2000.

Mr. Murdy commented, "Batu Hijau is one of the largest and lowest cost copper mines in the world. In 2001, it continued to demonstrate superb operating proficiency that surpassed our production and cash costs targets. The increases in copper and gold sold were the result of higher ore grades, an 18 percent increase in tons mined and 15 percent higher mill throughput from the year 2000."

FINANCIAL HIGHLIGHTS
General and administrative expenses for 2001 were $61.2 million, a 4 percent decrease from a year ago. Depreciation and depletion costs of $300.1 million were 17 percent lower than in 2000, in line with lower production. Consistent with the Company's no-hedging policy, in December 2001, Newmont effectively closed out Battle Mountain's small hedge book, covering approximately 275,000 ounces, by entering into a series of equal, offsetting positions. This transaction provided Newmont approximately $5 million in cash. During the third quarter of 2001, Newmont also restructured its written call positions, effectively eliminating any future mark-to-market volatility to its net income. As a result of this restructuring, Newmont converted 2.35 million ounces of call options into sales contracts requiring future physical delivery.

Capital expenditures in 2001 totaled $402 million. At Yanacocha, which is consolidated at 100 percent, capital expenditures were $277 million, including construction of La Quinua, leach pad expansion and mining fleet additions. Other significant capital projects included $28 million for the Deep Post underground development in Nevada, $19 million for heap leach pad expansion and associated conveyor support facility at Zarafshan in Uzbekistan and $7 million for a new heap leach operation at Kori Kollo in Bolivia. A portion of the capital spent in 2001 included advancement of mine equipment purchases for Yanacocha previously scheduled for 2002.

Newmont had total debt of $1.3 billion, and a cash balance of $149.4 million at year-end. Debt net of the Company's cash balance at year-end 2001 was unchanged, resulting in a net debt to total capitalization of 40 percent.

RESERVES & EXPLORATION
Newmont reported equity proven and probable reserves of 59.6 million ounces of gold, after production depletion, at year-end 2001, down from 66.3 million ounces at year-end 2000, using a $300 per ounce long-term gold price. North American equity reserves were 31.4 million ounces compared with 35.2 million ounces a year ago. At Yanacocha, gold reserves totaled 34.2 million ounces (17.6 million equity ounces.)

Total company-wide reserves for copper were 6 billion equity pounds. Batu Hijau had 9.8 billion pounds (5.5 billion equity pounds) of copper at the end of 2001, roughly equivalent to year-end 2000 reserves.

Exploration and research expense in 2001 was reduced by 28 percent to $55.5 million as a result of a depressed gold market. At Yanacocha, the exploration focus was on the complex and deep sulfide zones containing copper-gold mineralization and the near-surface oxide targets for gold. These sulfide and oxide programs completed approximately 300,000 feet (90,632 meters) in 354 drill holes at Yanacocha.

Mr. Murdy said, "Our objective in 2002 at Yanacocha is to advance our understanding of the geologic settings and material types of the mineralized sulfide systems with a focus to locate higher grade copper-gold targets. We are continuing to pursue the long-term potential that we see in the copper-gold and gold mineralization and are pleased with the performance of this world class mineral district. In addition, resource development projects in Nevada will focus on new underground mining opportunities identified near Deep Post, Deep Star, Carlin, Gold Quarry and Twin Creeks. Exploration drilling from surface and underground platforms is designed to outline mineralization that would be readily accessible from existing open pit or underground mines."



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                                                                         3 of 19

2002 OUTLOOK
Looking ahead, Mr. Murdy said, "We are working diligently towards closing the Normandy and Franco-Nevada transactions, which will almost double the market capitalization of Newmont and provide the opportunity for further district rationalization and consolidation. Updated estimated production and cost forecasts will be provided as our integration efforts progress. We remain focused on generating superior returns to our shareholders by creating the premier gold investment vehicle with maximum upside gold price exposure." For 2002, on a stand-alone basis, forecasted production is 5.2 million ounces, 4 percent lower than 2001, at approximately the same cash cost per ounce as in 2001.

                                     # # #

















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                                                                         4 of 19

FOR FULL FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION RELATING TO THIS NEWS RELEASE, REFER TO NEWMONT'S WEB SITE AT WWW.NEWMONT.COM UNDER INVESTOR RELATIONS/NEWS RELEASES. THE COMPANY'S CONFERENCE CALL IS SCHEDULED FOR TODAY BEGINNING AT 1:00 P.M. EASTERN, 12:00 P.M. CENTRAL, 11:00 A.M. MOUNTAIN AND 10:00 A.M. PACIFIC.
                               TO PARTICIPATE
                               --------------
                               DIAL-IN NUMBER: 712-271-3230
                               LEADER: WENDY YANG
                               PASSWORD: NEWMONT

THE CONFERENCE CALL WILL ALSO BE SIMULTANEOUSLY CARRIED ON OUR WEB SITE UNDER INVESTOR RELATIONS/ PRESENTATIONS AND WILL BE ARCHIVED THERE FOR A LIMITED TIME.



IMPORTANT NOTICE
Although the Normandy Board, subject to its fiduciary duties, has recommended Newmont's offer to Normandy shareholders, Normandy has not provided unqualified assistance to Newmont in making its offer. Among other things, Normandy has refused to provide Newmont with certain financial information, and it has not permitted its auditors to issue a consent in respect of financial information relating to Normandy.

CAUTIONARY STATEMENT
This press release contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transactions, Newmont Mining Corporation has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 (which includes an Offer Document) and a Proxy Statement/Prospectus on Schedule 14A. Investors and security holders are advised to read the Offer Document and the Proxy Statement/Prospectus, which were mailed beginning on January 11, 2002, because they contain important information. Investors and security holders may obtain free copies of the Offer Document and the Proxy Statement/Prospectus and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Offer Document and the Proxy Statement/Prospectus and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.




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                                                                         5 of 19

NEWMONT MINING CORPORATION
4TH QUARTER SUPPLEMENTAL INFORMATION: OPERATIONS SUMMARY

Equity production for fourth quarter of 2001 was 1.4 million ounces of gold at a cash cost per ounce of $182 and a total production cost per ounce of $235. During the 2001 quarter, North American operations produced 835,400 equity ounces of gold at a total cash cost of $213 per ounce while gold equity production from overseas operations totaled 533,000 ounces of gold at $129 per ounce. This is compared to 1.18 million equity ounces produced at $186 per ounce for North America and 624,100 equity ounces at $116 per ounce for overseas operations in the fourth quarter of 2000. North American operations accounted for 61 percent of production with the remainder from overseas.

In Nevada, fourth quarter 2001 production was 715,100 ounces of gold, 30 percent lower than the 2000 quarter due to a 21 percent decrease in tons mined and lower ore grades from a year earlier. This was partially offset by a 19 percent increase in autoclave throughput at the Lone Tree mill, while maintaining an 95 percent autoclave recovery rate. At the Deep Post underground mine, tons mined were 79,000 at a grade of 0.991 ounce of gold per ton, producing 78,000 ounces, during the 2001 quarter. In its first year of production, Deep Post produced 227,000 ounces in 2001. Nevada's total cash cost of $219 per ounce and total production cost of $266 per ounce, compared with $184 per ounce and $238 per ounce, respectively, from a year ago. Higher per ounce costs in the recent quarter compared with a year ago were the result of lower ounces produced.

At Yanacocha, slower leach cycle recoveries impacted gold production of 522,900 ounces (268,500 equity ounces) in the 2001 quarter, 4 percent less than the 2000 quarter. Lower production affected total cash costs in the 2001 quarter of $117 per ounce. Tons placed on the leach pads increased by 30 percent from a year ago. However, this was less than anticipated as mining rate of 485,000 tons per day (tpd) was short of the targeted 550,000 tons per day. This was due to short-term bottlenecks in mechanical availability and utilization of the mining fleet as start-up adjustments were made to the new La Quinua crushing facility.

During the fourth quarter of 2001, the Batu Hijau mine continued its an outstanding performance, producing 137.3 million pounds (77.2 million equity pounds) of copper, and 82,200 ounces of gold (46,300 equity ounces) at a cash cost of $0.38 per pound after gold credits. Higher production was due to a one-third increase in the mining rate to 550,000 tons per day over the 2000 quarter, as a result of increased efficiency, dry weather and shorter haul distances. In addition, there was an enhanced mill throughput rate of 142,000 tons per day in the fourth quarter of 2001, a 13 percent improvement over the 2000 quarter, and 8 percent above the design rate of 132,000 tons per day. These factors offset a slightly lower mill recovery rate of 85 percent related to the lower copper grade of 0.61 percent and gold grade 0.008 ounce of gold per ton, which had been expected in the sequencing of the mine plan. The first half of 2002 will see similar grade levels as in the fourth quarter.

Among the other operations in the 2001 fourth quarter, Kori Kollo in Bolivia produced 25 percent more gold than the 2000 quarter totaling 85,100 ounces of gold (75,000 equity ounces), including 17,100 ounces (15,100 equity ounces) from heap leaching, which began in the third quarter of 2001. Cash cost per ounce was $139 and production cost per ounce was $206 during the recent quarter. For the full year 2001, Kori Kollo significantly exceeded its production and cost targets, producing 305,600 ounces (269,000 equity ounces), including 24,500 ounces (21,600 equity ounces) from heap leaching, at a cash cost of $158 per ounce and total production cost of $229 per ounce. Compared with 2000, this performance demonstrated a 12 percent increase in production, 21 percent lower cash cost and a 24 percent lower total production cost.

At the maturing Golden Giant underground mine in the Hemlo district in Canada, tons mined dropped 12 percent to 264,000 tons at an 8 percent lower grade of
0.25 ounce of gold per ton in the 2001 quarter from a year ago. As a result, Golden Giant's gold production was 16 percent lower at 65,600 ounces at $182 per ounce.



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                                                                         6 of 19

NEWMONT MINING CORPORATION
FINANCIAL HIGHLIGHTS

-----------------------------------------------------------------------------------------------------------------------------
(Unaudited)                                                              THREE MONTHS ENDED DEC. 31,     YEARS ENDED DEC. 31,
(in millions, except per share)                                               2001           2000          2001         2000
-----------------------------------------------------------------------------------------------------------------------------
Revenues                                                                   $ 449.7        $ 531.6     $ 1,664.1    $ 1,819.8
-----------------------------------------------------------------------------------------------------------------------------
Components of net loss applicable to common shares:
Net income from operations                                                  $ 31.7         $ 34.3        $ 13.7        $ 7.9
   Noncash gain/amortization on call/put options, net of tax                     -            7.4           1.1          5.0
   Cumulative effect of accounting change, net of tax and minority interest      -              -             -        (12.6)
   Expenses for acquisition settlement, net of tax                               -              -             -        (27.4)
   Loss on marketable securities of Lihir                                        -          (23.9)            -        (23.9)
   Income tax benefit                                                         15.2              -          24.8            -
   Write-down of assets, net of tax                                          (26.7)         (44.4)        (26.7)       (44.4)
   Merger and restructuring expenses, net of tax                                 -           (6.9)        (43.7)        (6.9)

-----------------------------------------------------------------------------------------------------------------------------
Net income (loss) applicable to common shares                               $ 20.2        $ (33.5)      $ (30.8)    $ (102.3)
-----------------------------------------------------------------------------------------------------------------------------

Per share:
Net income from operations                                                  $ 0.16         $ 0.18        $ 0.07       $ 0.04
   Noncash gain/amortization on call/put options, net of tax                     -           0.04             -         0.03
   Cumulative effect of accounting change, net of tax and minority interest      -              -             -        (0.07)
   Expenses for acquisition settlement, net of tax                               -              -             -        (0.14)
   Loss on marketable securities of Lihir                                        -          (0.12)            -        (0.12)
   Income tax benefit                                                         0.08              -          0.13            -
   Write-down of assets, net of tax                                          (0.14)         (0.23)        (0.14)       (0.23)
   Merger and restructuring expenses, net of tax                                 -          (0.04)        (0.22)       (0.04)

-----------------------------------------------------------------------------------------------------------------------------
Net income (loss) applicable to common shares                               $ 0.10        $ (0.17)      $ (0.16)     $ (0.53)
-----------------------------------------------------------------------------------------------------------------------------



Note: This information should be read in conjunction with the financial statements included in SEC Form 10-K.









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                                                                         7 of 19

NEWMONT MINING CORPORATION
CONSOLIDATED OPERATIONS INFORMATION

--------------------------------------------------------------------------------------------------------------------
(Unaudited)                                                     THREE MONTHS ENDED DEC. 31,     YEARS ENDED DEC. 31,
(in millions, except per share)                                     2001           2000          2001         2000
--------------------------------------------------------------------------------------------------------------------
Sales                                                            $ 445.2        $ 525.8     $ 1,656.1    $ 1,809.5
Dividends, interest and other                                        4.5            5.8           8.0         10.3
--------------------------------------------------------------------------------------------------------------------

Costs applicable to sales                                          284.0          307.9       1,093.0      1,065.5
Depreciation and depletion                                          81.3          100.9         300.1        359.5
Exploration and research                                            12.0           18.5          55.5         77.4
General and administrative                                          16.7           13.2          61.2         63.6
Interest, net of capitalized interest                               23.8           23.5          86.4         94.6
Other expenses                                                       3.3            8.7          11.5         34.6
--------------------------------------------------------------------------------------------------------------------

Income tax benefit (expense) excluding merger/noncash items         16.6           (3.0)         (2.4)        (8.1)
Minority interest                                                  (21.4)         (24.5)        (65.8)       (91.2)
Equity income (loss) in Batu Hijau                                   9.8            4.8          33.0         (9.9)
Preferred stock dividends                                           (1.9)          (1.9)         (7.5)        (7.5)

--------------------------------------------------------------------------------------------------------------------
Earnings before merger/noncash items                                31.7           34.3          13.7          7.9
--------------------------------------------------------------------------------------------------------------------
Merger and noncash items, net of tax                               (11.5)         (67.8)        (44.5)       (97.6)
Cumulative effect of accounting change, net of tax                     -              -             -        (12.6)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) TO COMMON SHARES                                $ 20.2        $ (33.5)      $ (30.8)    $ (102.3)

NET INCOME (LOSS) PER COMMON SHARE, BASIC AND DILUTED             $ 0.10        $ (0.17)       $(0.16)     $ (0.53)

Earnings before merger/noncash items per common share             $ 0.16         $ 0.18        $ 0.07        $0.04

Weighted average shares outstanding                                196.1          192.8         195.1        192.2
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Consolidated gold sales (000 ozs.)                               1,595.2        1,915.0       6,104.0      6,437.0

EQUITY GOLD SALES (000 OZS.)                                     1,395.3        1,741.4       5,430.2      5,727.8

TOTAL CASH COST PER EQUITY OUNCE                                   $ 182          $ 164         $ 184        $ 170

Total cost per equity ounce                                        $ 235          $ 221         $ 236        $ 231

Average realized price per equity ounce                            $ 279          $ 274         $ 271        $ 281
--------------------------------------------------------------------------------------------------------------------
Equity copper production (millions of lbs.)                         77.2           94.7         369.5        292.9
EQUITY COPPER SALES (MILLIONS OF LBS.)                              77.5          106.1         360.0        294.2
CASH COST PER EQUITY POUND                                        $ 0.38         $ 0.46        $ 0.36       $ 0.57
Average realized copper price per lb.                             $ 0.66         $ 0.78        $ 0.70       $ 0.82
--------------------------------------------------------------------------------------------------------------------


Note: This information should be read in conjunction with the financial statements included in SEC Form 10-K.



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                                                                         8 of 19

NEWMONT MINING CORPORATION
CONSOLIDATED CASH FLOW INFORMATION
--------------------------------------------------------------------------------
(Unaudited)                                             YEARS ENDED DECEMBER 31,
(in millions)                                             2001            2000
--------------------------------------------------------------------------------
  Net loss                                             $ (23.3)        $ (94.9)
  Noncash adjustments:
   Depreciation, depletion and amortization              349.1           462.5
   Deferred income taxes                                 (85.0)          (69.2)
   Merger and restructuring costs                         14.7               -
   Write-down of assets                                   41.0            58.4
   Stock issued for acquisition settlement                   -            40.0
   Cumulative effect of accounting change                    -            12.6
   Minority interest and other items                      25.6            90.7
--------------------------------------------------------------------------------
                                                         322.1           500.1

   Changes in working capital                             59.2            67.7
--------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                381.3           567.8
--------------------------------------------------------------------------------
   Capital expenditures                                 (401.6)         (420.9)
   Other investing activities                              4.9          (123.1)
   Net borrowings                                         70.0           (36.6)
   Dividends                                             (31.0)          (27.6)
   Other financing activities                             48.2            (4.8)
--------------------------------------------------------------------------------
Change in cash and cash equivalents                       71.8           (45.2)
Cash and cash equivalents at beginning of period          77.6           122.8
--------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD             $ 149.4          $ 77.6
--------------------------------------------------------------------------------



CONSOLIDATED BALANCE SHEET INFORMATION
--------------------------------------------------------------------------------
(Unaudited)                                             YEARS ENDED DECEMBER 31,
(in millions)                                             2001            2000
--------------------------------------------------------------------------------
ASSETS
   Cash and cash equivalents                           $ 149.4          $ 77.6
   Inventories                                           384.2           361.0
   Other current assets                                  175.9           173.6
--------------------------------------------------------------------------------
                                                         709.5           612.2

   Property, plant and mine development, net           2,207.0         2,190.5
   Investment in Batu Hijau                              559.8           527.6
   Other assets                                          586.1           586.5
--------------------------------------------------------------------------------
TOTAL ASSETS                                         $ 4,062.4       $ 3,916.8
--------------------------------------------------------------------------------

LIABILITIES
   Current portion of long-term debt                     192.2            80.4
   Other current liabilities                             293.7           318.2
   Long-term debt                                      1,089.7         1,129.4
   Other long-term liabilities                           755.3           697.4
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                      2,330.9         2,225.4
--------------------------------------------------------------------------------
MINORITY INTEREST                                        251.5           191.3

STOCKHOLDERS' EQUITY                                   1,480.0         1,500.1
--------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $ 4,062.4       $ 3,916.8
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
                                                                         9 of 19

NEWMONT MINING CORPORATION
NORTH AMERICAN OPERATIONS

                                                  NEVADA                   CANADA                   OTHER
------------------------------------------------------------------------------------------------------------------------------------
THREE MONTHS ENDED DECEMBER 31,                 2001          2000            2001          2000            2001          2000
TONS MINED (000 DRY SHORT TONS):
        Open-Pit                                33,583        42,920            n/a           n/a           3,063         8,583
        Underground                                295           220            410           465             n/a           n/a

TONS MILLED/PROCESSED (000):
        Oxide                                    1,522         1,585            402           428             n/a           n/a
        Refactory                                2,463         2,272            n/a           n/a             n/a           n/a
        Leach                                    7,194         5,266            n/a           n/a             885         3,471
AVERAGE ORE GRADE:
        Oxide                                    0.109         0.115          0.239         0.257             n/a           n/a
        Refactory                                0.229         0.377            n/a           n/a             n/a           n/a
        Leach                                    0.031         0.035            n/a           n/a           0.025         0.021
AVERAGE MILL RECOVERY RATE:
        Oxide                                    70.0%         75.3%          94.9%         95.5%             n/a           n/a
        Refactory                                88.3%         91.9%            n/a           n/a             n/a           n/a
EQUITY OUNCES PRODUCED (000):
        Oxide                                    127.0         120.3           94.0         107.4             n/a           n/a
        Refactory                                447.4         777.4            n/a           n/a             n/a           n/a
        Leach                                    140.7         125.1            n/a           n/a            26.3          45.3
------------------------------------------------------------------------------------------------------------------------------------
        Total                                    715.1       1,022.8           94.0         107.4            26.3          45.3

EQUITY OUNCES SOLD (000):                        716.6       1,027.3          112.5          92.1            26.3          45.3



                                                                                                                   TOTAL N. AMERICAN
------------------------------------------------------------------------------------------------------------------------------------
PRODUCTION COSTS PER OUNCE:
   Direct mining and production costs        $     190      $    170        $   178        $  174         $   190        $  172
   Capitalizing mining & other                      25            10             1              -              19             9
------------------------------------------------------------------------------------------------------------------------------------
   Cash operating costs                            215           180            179           174             209           181
   Royalties and production taxes                    4             4              -             6               4             5
------------------------------------------------------------------------------------------------------------------------------------
   TOTAL CASH COSTS                           $    219      $    184        $   179        $  180         $   213        $  186
   Reclamation and mine closure costs                4             2              6             6               4             2
------------------------------------------------------------------------------------------------------------------------------------
   Total costs applicable to sales                 223           186            185           186             217           188
   Depreciation and amortization                    43            52             63            78              46            54
------------------------------------------------------------------------------------------------------------------------------------
   TOTAL PRODUCTION COSTS                    $     266      $    238         $  248        $  264          $  263        $  242
------------------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                                                                        10 of 19

NEWMONT MINING CORPORATION
OVERSEAS OPERATIONS

                                                                                                                ZARAFSHAN-NEWMONT
                                      YANACOCHA, PERU                       KORI KOLLO, BOLIVIA                      UZBEKISTAN
------------------------------------------------------------------------------------------------------------------------------------
THREE MONTHS ENDED DECEMBER 31,         2001        2000                2001           2000                2001           2000
------------------------------------------------------------------------------------------------------------------------------------
TONS MINED (000 DRY SHORT TONS)         44,607      37,463               5,370         4,493                  n/a            n/a

TONS MILLED/PROCESSED (O00):
        Leach                           26,801      20,657               1,692           n/a                3,677          3,849
        Mill                               n/a         n/a               1,841         1,951                  n/a            n/a

AVERAGE ORE GRADE                        0.025       0.033               0.041         0.057                0.047          0.042

AVERAGE MILL RECOVERY RATE                 n/a         n/a               61.5%          60.7%                 n/a             n/a

OUNCES PRODUCED (000)                    522.9       544.2                85.1          68.3                109.6           134.5

EQUITY OUNCES PRODUCED (000)             268.5       279.5                75.0          60.0                 54.7            67.3

EQUITY OUNCES SOLD (000)                 263.6       255.9                73.7          59.8                 59.4            68.0
------------------------------------------------------------------------------------------------------------------------------------
PRODUCTION COSTS PER OUNCE:
   Direct mining and production costs  $   115    $     90            $    143      $    203              $   134         $   135
   Capitalized mining & other              (2)         (2)                 (4)             -                    2               2
------------------------------------------------------------------------------------------------------------------------------------
   Cash operating costs                    113          88                 139           203                  136              137
   Royalties and production taxes            4           5                   -             -                    -                -
------------------------------------------------------------------------------------------------------------------------------------
   TOTAL CASH COSTS                    $   117    $     93            $    139      $    203              $   136          $   137
   Reclamation and mine closure costs        3           3                   5            16                    1                1
------------------------------------------------------------------------------------------------------------------------------------
   Total costs applicable to sales         120          96                 144           219                  137              138
   Depreciation and amortization            51          43                  62            84                   25               47
------------------------------------------------------------------------------------------------------------------------------------
   TOTAL PRODUCTION COSTS              $   171    $    139             $   206       $   303              $   162           $  185
------------------------------------------------------------------------------------------------------------------------------------



                                      MINAHASA, INDONESIA                   NERA/NANCY, AUSTRALIA              BATU HIJAU, INDONESIA
------------------------------------------------------------------------------------------------------------------------------------
THREE MONTHS ENDED DECEMBER 31,         2001        2000                2001           2000                2001           2000
------------------------------------------------------------------------------------------------------------------------------------
TONS MINED (000 DRY SHORT TONS)            333       1,647                 182           158               50,640         37,973

TONS MILLED/PROCESS (000):
   Leach                                   205         236                 n/a           n/a                  n/a            n/a
   Mill                                    167         209                 187           170               13,041         11,572

AVERAGE ORE GRADE                        0.152       0.309               0.353         0.364                0.008          0.015

AVERAGE MILL RECOVERY RATE               91.7%       92.4%               96.7%         96.7%                74.9%           82.8%

OUNCES PRODUCED (000)                     59.0       115.3                63.6.         59.9                 82.2           128.0

EQUITY OUNCES PRODUCED (000)              56.7       115.3                31.8          30.0                 46.3            72.0

EQUITY OUNCES SOLD (000)                  66.1       106.1                35.1          27.8                 59.9            77.0
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                             TOTAL INTERNATIONAL
                                                                                                          ----------------------

PRODUCTION COSTS PER OUNCE:
   Direct mining and production costs  $   170    $     55            $     88      $     83              $   127         $   102
   Capitalized mining & other                3          56                   -             -                  (1)              11
------------------------------------------------------------------------------------------------------------------------------------
   Cash operating costs                    173         111                  88            83                  126             113
   Royalties and production taxes            2           2                   8             6                    3               3
------------------------------------------------------------------------------------------------------------------------------------
   TOTAL CASH COSTS                    $   175    $    113            $     96      $     89               $  129          $  116
   Reclamation and mine closure costs        8           2                   5           (3)                    4               3
------------------------------------------------------------------------------------------------------------------------------------
   Total costs applicable to sales         183         115                  101           86                  133             119
   Depreciation and amortization           108          63                   35           39                   56              52
------------------------------------------------------------------------------------------------------------------------------------
   TOTAL PRODUCTION COSTS              $   291    $    178             $    136      $   125               $  189          $  171
------------------------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------
                                                                        11 of 19

NEWMONT MINING CORPORATION
NORTH AMERICAN OPERATIONS


                                                  NEVADA                   CANADA                   OTHER
------------------------------------------------------------------------------------------------------------------------------------
Twelve months ended December 31,                 2001          2000            2001          2000            2001          2000
------------------------------------------------------------------------------------------------------------------------------------
TONS MINED (000 DRY SHORT TONS):
   Open-Pit                                     139,000       200,228             n/a          n/a          19,030        36,465
   Underground                                    1,123           943           1,607        1,762             n/a           n/a
TONS MILLED/PROCESSED (000):
   Oxide                                          5,395         5,793           1,605        1,720             n/a           n/a
   Refractory                                     9,335         8,806             n/a          n/a             n/a           n/a
   Leach                                         24,448        25,490             n/a          n/a           7,861        16,078
AVERAGE ORE GRADE:
   Oxide                                          0.108         0.086           0.236         0.259            n/a           n/a
   Refractory                                     0.226         0.288             n/a           n/a            n/a           n/a
   Leach                                          0.033         0.036             n/a           n/a          0.028         0.018
AVERAGE MILL RECOVERY RATE:
   Oxide                                           70.5%         81.0%          95.2%         95.6%             n/a           n/a
   Refractory                                      89.0%         90.2%            n/a           n/a             n/a           n/a
EQUITY OUNCES PRODUCED (000):
   Oxide                                           433.2         400.2          348.7         426.9             n/a           n/a
   Refractory                                    1,749.3       2,072.6            n/a            n/a            n/a           n/a
   Leach                                           514.4         571.2            n/a            n/a          147.3         180.9

------------------------------------------------------------------------------------------------------------------------------------
   Total                                         2,696.9        3,044.0         348.7          426.9           147.3         180.9

EQUITY OUNCES SOLD (000)                         2,703.2        3,047.9         373.1          490.0           147.3         180.8
------------------------------------------------------------------------------------------------------------------------------------



                                                                                                                   TOTAL N. AMERICAN
------------------------------------------------------------------------------------------------------------------------------------
PRODUCTION COSTS PER OUNCE:
   Direct mining and production costs           $    207     $      192      $    187         $  155        $    204      %    188
   Capitalized mining and other                       11              7             1              -               9             4
------------------------------------------------------------------------------------------------------------------------------------
   Cash operating costs                              218            199           188            155             213           192
   Royalties and production taxes                      4              4             4              5               4             5
------------------------------------------------------------------------------------------------------------------------------------
   TOTAL CASH COSTS                             $    222     $      203      $    192         $  160        $    217      $    197
   Reclamation and mine closure costs                  4              3             6              5               5             3
------------------------------------------------------------------------------------------------------------------------------------
   Total costs applicable to sales                   226            206           198            165             222           200
   Depreciation and amortization                      43             52            65             77              46            57
------------------------------------------------------------------------------------------------------------------------------------
   TOTAL PRODUCTION COSTS                       $    269     $      258      $    263         $  242        $    268      $    257

------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        12 of 19

NEWMONT MININT CORPORATION
OVERSEAS OPERATIONS


                                                                                          ZARAFSHAN-NEWMONT
                                        YANACOCHA, PERU          KORI KOLLO, BOLIVIA           UZBEKISTAN
TWELVE MONTHS ENDED DECEMBER 31,        2001      2000           2001      2000           2001      2000
-----------------------------------------------------------------------------------------------------------
TONS MINED (000 dry short tons)         155,707   131,916        18,444    18,616         n/a       n/a

TONS MILLED/PROCESSED:
  Leach                                  84,738    83,024         3,853    n/a            15,354    15,540
  Mill                                  n/a       n/a             7,582     7,753         n/a       n/a

AVERAGE ORE GRADE                         0.030     0.031         0.046     0.055          0.044     0.046

AVERAGE MILL RECOVERY RATE              n/a       n/a            61.8%     62.4%          n/a       n/a

OUNCES PRODUCED (000)                    1,902.5   1,795.4        305.6    273.9          433.5     498.8

EQUITY OUNCES PRODUCED (000)               976.9     921.9        269.0    241.0          216.7     249.4

EQUITY OUNCES SOLD (000)                   983.1     901.2        274.8    247.7          222.0     251.4
-----------------------------------------------------------------------------------------------------------
PRODUCTION COSTS PER OUNCE:

  Direct mining and production costs   $ 113     $ 85           $ 163     $ 200          $ 133     $ 126
  Capitalized mining & other             (1)       (2)            (5)        -               3         3
-----------------------------------------------------------------------------------------------------------
  Cash operating costs                   112       83             158       200            136       129
  Royalties and production taxes           3        4               -         -              -         -
-----------------------------------------------------------------------------------------------------------
  TOTAL CASH COSTS                     $ 115     $ 87           $ 158     $ 200          $ 136     $ 129
  Reclamation and mine closure costs       3        3               5        15              1         1
-----------------------------------------------------------------------------------------------------------
  Total costs applicable to sales        118       90             163       215            137       130
  Depreciation and amortization           50       47              66        86             44        53
-----------------------------------------------------------------------------------------------------------
  TOTAL PRODUCTION COSTS               $ 168     $ 137          $ 229     $ 301          $ 181     $ 183
-----------------------------------------------------------------------------------------------------------


                                                                                            BATU HIJAU,
                                        MINAHASA, INDONESIA      VERA/NANCY, AUSTRALIA      INDONESIA
TWELVE MONTHS ENDED DECEMBER 31,        2001      2000           2001      2000           2001      2000
-----------------------------------------------------------------------------------------------------------

TONS MINED (000 DRY SHORT TONS)          5,586     6,766          736       650           183,991   156,223

TONS MILLED/PROCESSED:

  Leach                                  1,572     1,732         n/a       n/a            n/a       n/a
  Mill                                     716       753          722       681            48,358    42,131

AVERAGE ORE GRADE                        0.176     0.193         0.351     0.350            0.013     0.010

AVERAGE MILL RECOVERY RATE              91.4%     92.4%          96.9%     96.8%           80.3%     77.4%

OUNCES PRODUCED (000)                    326.0     364.3         247.6     231.3          533.6     320.1

EQUITY OUNCES PRODUCED (000)             323.7     364.3         123.8     115.7          300.2     180.1

EQUITY OUNCES SOLD (000)                 341.5     354.2         126.0     112.1          295.1     178.4
-----------------------------------------------------------------------------------------------------------

                                                                                        TOTAL INTERNATIONAL
                                                                                ---------------------------

PRODUCTION COSTS PER OUNCE:

  Direct mining and production costs   $ 125     $ 111          $ 97      $ 93           $ 123     $ 112
  Capitalized mining & other              14        19             1         -               2         3
-----------------------------------------------------------------------------------------------------------
  Cash operating costs                   139       130            98        93             125       115
  Royalties and production taxes           3         3             7         6               3         2
-----------------------------------------------------------------------------------------------------------
  TOTAL CASH COSTS                     $ 142     $ 133          $ 105     $ 99           $ 128     $ 117
  Reclamation and mine closure costs       3         2              1        1               3         5
-----------------------------------------------------------------------------------------------------------
  Total costs applicable to sales        145       135            106      100             131       122
  Depreciation and amortization           65        71             34       39              53        57
-----------------------------------------------------------------------------------------------------------
  TOTAL PRODUCTION COSTS               $ 210     $ 206          $ 140     $139           $ 184     $ 179
-----------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        13 of 19

NEWMONT MINING CORPORATION
BATU HIJAU COPPER PRODUCTION AND COSTS
--------------------------------------------------------------------------------
                                THREE MONTHS ENDED     YEARS ENDED DEC.
                                     DEC.31,                  31,
--------------------------------------------------------------------------
                                    2001       2000       2001       2000
Dry tons processed (000)
                                  13,041    11,572      48,358    42,131
Average copper grade               0.61%      0.84%      0.75%      0.72%
Average recovery rate              84.8%      90.8%      89.2%      87.5%
Copper pounds produced (000)
                                 137,297   168,404     656,954   520,781
Equity copper pounds produced
(000)                             77,230    94,727     369,537   292,939
Equity copper pounds sold
(000)                             77,464   106,131     359,955   294,182
--------------------------------------------------------------------------



                                                     Co-Product
                                           -------------------------------
THREE MONTHS ENDED DEC. 31,    BY-PRODUCT   Copper      Gold      Total
2001
-----------------------------------------  -------------------------------

Revenue                          $51,357    $51,357    $16,214    $67,571

Cash production costs             46,020     34,977     11,043     46,020
By-product credits              (16,965)
                                              (571)      (180)      (751)
                               ----------  ---------  ---------  ---------
           Total Cash Costs       29,055     34,406     10,863     45,269

Noncash costs                     16,895     12,841      4,054     16,895
                                           ---------  ---------  ---------
                               ----------
           Total Production      $45,950    $47,247    $14,917    $62,164
Costs
                               ==========  -------------------------------

POUNDS OF COPPER SOLD (000)
                                  77,464
Ounces of gold sold (000)
                                    59.9

                               ----------  --------------------
REPORTED CASH COST PER LB./OZ.     $0.38      $0.44       $181
Reported noncash cost per                                   68
lb./oz/                             0.22       0.17
                               ----------
TOTAL COSTS PER LB./OZ.            $0.60      $0.61       $249
                               ==========  --------------------

--------------------------------------------------------------------------


                                                     Co-Product
                                           -------------------------------
YEAR ENDED DEC. 31, 2001       BY-PRODUCT   Copper      Gold      Total
-----------------------------------------  -------------------------------
Revenue                         $251,601   $251,601    $78,198   $329,799

Cash production costs            210,957    160,937     50,020    210,957
By-product credits              (81,709)    (2,679)      (832)    (3,511)
                               ----------
                                           ---------  ---------  ---------
           Total Cash Costs      129,248    158,258     49,188    207,446

Noncash costs                     53,680     40,952     12,728     53,680
                                           ---------  ---------  ---------
                               ----------
           Total Production     $182,928   $199,210    $61,916   $261,126
Costs
                               ==========  -------------------------------

POUNDS OF COPPER SOLD (000)
                                 359,955
Ounces of gold sold (000)
                                   295.1

                               ----------  --------------------
REPORTED CASH COST PER LB./OZ.     $0.36      $0.44       $167
Reported noncash cost per                                   43
lb./oz/                             0.15       0.11
                               ----------
TOTAL COSTS PER LB./OZ.            $0.51      $0.55       $210
                               ----------  --------------------


--------------------------------------------------------------------------------
                                                                        14 of 19

NEWMONT MINING CORPORATION
SUPPLEMENTAL COMMODITY FINANCIAL INSTRUMENT INFORMATION

Newmont remains one of the least hedged companies in the gold industry. Consistent with the Company's no-hedging policy, in December 2001, Newmont effectively closed out Battle Mountain's small hedge book, covering approximately 275,000 ounces, by entering into a series of equal, offsetting positions. This transaction provided Newmont approximately $5 million in cash.


--------------------------------------------------------------------------------
                Prepaid Forward                   Price-Capped Contracts
                ---------------                   ----------------------
Production         Total                                 Total
  Year            Notional      Price     Price         Notional
                  Quantity      Floor      Cap          Quantity        Strike
--------------------------------------------------------------------------------
2001
2002
2003
2004
2005            161,111*        $300      $380          500,000         $350
2006            161,111*        $300      $380
2007            161,111*        $300      $380
2008                                                  1,000,000         $384
2009                                                    600,000         $381
2011                                                    250,000         $392
Total           483,333         $300      $380        2,350,000         $377
--------------------------------------------------------------------------------

*Associated with these prepaid forward sales is a requirement to deliver 35,900 ounces per year through 2006 and 17,950 in 2007. These deliveries, however, have been offset with simultaneously executed forward purchase contracts at prices increasing from $263 per ounce beginning in 2000 to $354 per ounce in 2007.

--------------------------------------------------------------------------------
                                                                        15 of 19

NEWMONT MINING CORPORATION

GOLD PROVEN AND PROBABLE RESERVES - U.S. UNITS
----------------------------------------------------------------------------------------------------------------------------
Deposits/Districts                                      December 31, 2001                      December 31, 2000
                                              ------------------------------------------------------------------------------
                                   Newmont               (100%)               Newmont             (100%)             Newmont
                                    Share                                      share                                  Share
                                              ------------------------------------------------------------------------------
                                     (%)          Tonnage    Grade   Ounces   Ounces    Tonnage    Grade    Ounces   Ounces
                                                (000 tons)  (oz/ton)  (000)    (000)   (000 tons) (oz/ton)  (000)     (000)
----------------------------------------------------------------------------------------------------------------------------
North America
   Nevada
    Nevada Open Pit
     Carlin North                   100.00%        32,612  0.044     1,428     1,428     33,856  0.041      1,402     1,402
     Carlin South                   100.00%        61,335  0.062     3,829     3,829     75,168  0.059      4,426     4,426
     Carlin Rain District           100.00%        13,455  0.026       344       344     13,455  0.026        344       344
     Twin Creeks                    100.00%        57,443  0.089     5,088     5,088     75,199  0.086      6,436     6,436
     Lone Tree Complex              100.00%        29,247  0.065     1,893     1,893     40,847  0.060      2,464     2,464
     Phoenix                        100.00%       174,177  0.034     5,991     5,991    174,177  0.034      5,991     5,991
    Total Nevada Open Pit                         368,269  0.050    18,573    18,573    412,702  0.051     21,063    21,063
    Nevada Underground
     Chukar Footwall                100.00%           278   0.49       138       138
     Carlin North Area (incl.       100.00%        10,854   0.56     6,097     6,097     11,324   0.58      6,597     6,597
     Deep Post)
     Carlin Rain District           100.00%            21   0.24         5         5        308   0.27         82        82
    Total Nevada Underground                       11,153   0.56     6,240     6,240     11,632   0.57      6,679     6,679
    Stockpiles and In-Process       100.00%        75,378  0.055     4,143     4,143     92,502  0.049      4,518     4,518
 ............................................................................................................................
   Total Nevada                                   454,800  0.064    28,956    28,956    516,836  0.062     32,260    32,260
 ............................................................................................................................
   Other North America
    Mesquite, California            100.00%         8,424  0.014       118       118     13,689  0.019        263       263
    Golden Giant, Ontario           100.00%         3,560   0.29     1,042     1,042      4,779   0.29      1,369     1,369
    Holloway, Ontario (1)            89.35%         3,775   0.19       718       641      4,389   0.20        858       758
    La Herradura, Mexico             44.00%        47,326  0.030     1,423       626     49,754  0.026      1,306       575
 ............................................................................................................................
   Total Other North America                       63,085  0.052     3,301     2,427     72,611  0.052      3,796     2,965
----------------------------------------------------------------------------------------------------------------------------
Total North America                               517,885  0.062    32,257    31,383    589,447  0.061     36,056    35,225
----------------------------------------------------------------------------------------------------------------------------
South America
   Minera Yanacocha, Peru            51.35%
    Carachugo/Chaquicocha            51.35%        76,987  0.039     2,993     1,537    141,460  0.033      4,732     2,430
    Maqui Maqui                      51.35%                                               7,589  0.025        192        98
    San Jose                         51.35%         6,484  0.021       139        71     23,388  0.019        453       233
    Cerro Yanacocha                  51.35%       486,001  0.027    13,045     6,699    534,946  0.026     14,058     7,219
    La Quinua(and El Tapado)         51.35%       456,766  0.027    12,533     6,436    455,522  0.026     12,039     6,182
    Cerro Negro                      51.35%        19,494  0.032       631       324     23,976  0.028        682       350
    Cerro Qulish                     51.35%       137,736  0.027     3,700     1,900    118,888  0.027      3,251     1,669
    In Process                       51.35%        34,621  0.033     1,132       581     29,749  0.039      1,146       588
 ............................................................................................................................
   Total Minera Yanacocha                       1,218,089  0.028    34,173    17,548  1,335,518  0.027     36,553    18,769
 ............................................................................................................................
   Kori Kollo, Bolivia               88.00%        21,745  0.032       698       614     30,348  0.038      1,148     1,010
----------------------------------------------------------------------------------------------------------------------------
Total South America                             1,239,835  0.028    34,871    18,162  1,365,866  0.028     37,701    19,779
----------------------------------------------------------------------------------------------------------------------------
Australasia
   Pajingo (Vera/Nancy)              50.00%         2,304   0.39       907       453      2,126   0.45        959       480
----------------------------------------------------------------------------------------------------------------------------
Total Australasia                                   2,304   0.39       907       453      2,126   0.45        959       480
----------------------------------------------------------------------------------------------------------------------------
Asia
   Zarafshan-Newmont, Uzbekistan     50.00%       154,934  0.042     6,523     3,261    169,468  0.042      7,158     3,579
   Minahasa, Indonesia (2)           94.00%         1,592   0.15       236       222      4,625   0.15        699       670
   Batu Hijau, Indonesia-Gold        56.25%     1,000,118  0.011    10,920     6,143    944,460  0.012     11,721     6,593
----------------------------------------------------------------------------------------------------------------------------
Total Asia (3)                                  1,156,644  0.015    17,679     9,626  1,118,553  0.018     19,578    10,842
----------------------------------------------------------------------------------------------------------------------------
Total Worldwide - Gold (4)                      2,916,668  0.029    85,714    59,624  3,075,992  0.031     94,294    66,326
----------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        16 of 19

NEWMONT MINING CORPORATION

COPPER PROVEN AND PROBABLE RESERVES - U.S. UNITS
----------------------------------------------------------------------------------------------------------------------------
Deposits/Districts                                      December 31, 2001                      December 31, 2000
                                              ------------------------------------------------------------------------------
Copper                              Newmont              (100%)                Newmont            (100%)              Newmont
                                     Share                                     Share                                   Share
                                              ------------------------------------------------------------------------------
                                      (%)        Tonnage   Grade     Copper    Copper    Tonnage  Grade   Copper     Copper
                                                (000 tons) (Cu%)    (million  (million  (000 tons)(Cu%)  (million   (million
                                                                    pounds)    pounds)                      pounds)  pounds)
----------------------------------------------------------------------------------------------------------------------------
   Phoenix, Nevada-Copper            100.0%       156,323  0.17%       515       515     156,323  0.17%       515       515
   Batu Hijau, Indonesia-Copper (3)  56.25%     1,000,118  0.49%     9,749     5,484     944,460  0.53%     9,964     5,605
----------------------------------------------------------------------------------------------------------------------------
Total Worldwide - Copper                        1,156,441  0.44%    10,264     5,999   1,100,783  0.48%    10,479     6,120
----------------------------------------------------------------------------------------------------------------------------

   (1) Percentage reflects Newmont's equity interest in remaining reserves. In 2000, this percentage was 88.3%.

   (2) Percentage reflects Newmont's economic interest in remaining reserves. In 2000, this percentage was 95.9%.

   (3) Percentage reflects Newmont's economic interest in remaining reserves, unchanged from 2000.

   (4) Included in the reserves are 680,794 ounces of gold committed under a pre-paid forward sales contract.

--------------------------------------------------------------------------------
                                                                        17 of 19

NEWMONT MINING CORPORATION
GOLD MINERALIZED MATERIAL NOT IN RESERVE -- U.S. UNITS

==========================================================================================================
GOLD DEPOSITS/DISTRICTS    |    NEWMONT   |        DECEMBER 31, 2001          |   DECEMBER 31, 2000 (1)
                           |    SHARE     |     ----------------------------------------------------------
                           |     (%)      |             (100%)                |         (100%)
                           |              |     ----------------------------------------------------------
                           |              |        TONNAGE          GRADE     |    TONNAGE          GRADE
                           |              |      (000 TONS)        (OZ/TON)   |   (000 TONS)      (OZ/TON)
==========================================================================================================
NORTH AMERICA
  NEVADA
    Nevada Open Pit
       Carlin North             100.00%            12,975            0.039          24,161           0.033
       Carlin South             100.00%            24,556            0.028           8,764           0.091
       Carlin Rain District     100.00%             1,275            0.048           1,275           0.047
       Twin Creeks              100.00%            69,943            0.056          74,950           0.054
       Lone Tree Complex        100.00%             7,931            0.032           7,429           0.050
       Phoenix                  100.00%            73,810            0.026          72,220           0.026
    TOTAL NEVADA OPEN PIT                         190,490            0.039         188,799           0.042
    Nevada Underground
       Chukar Footwall          100.00%               115             0.46             352            0.52
       Carlin North Area
        (incl. Deep Post)       100.00%             2,078             0.55           1,963            0.52
       Carlin Rain District     100.00%                                                212            0.31
       Rosebud                   50.00%                                                236            0.33
    TOTAL NEVADA UNDERGROUND                        2,193             0.55           2,763            0.48
    STOCKPILES AND IN-PROCESS   100.00%            37,572            0.045          46,017           0.044
----------------------------------------------------------------------------------------------------------
  TOTAL NEVADA                                    230,255            0.044         237,579           0.048
----------------------------------------------------------------------------------------------------------
  OTHER NORTH AMERICA
    Mesquite, California        100.00%            51,522            0.019          51,522           0.019
    Holloway, Ontario (2)        89.35%             1,434             0.19           1,434            0.20
    La Herradura, Mexico         44.00%            18,000            0.030          16,649           0.032
    Mezcala, Sonora              44.00%            69,464            0.026          69,464           0.026
----------------------------------------------------------------------------------------------------------
  TOTAL OTHER NORTH AMERICA                       140,420            0.026         139,069           0.026
----------------------------------------------------------------------------------------------------------
TOTAL NORTH AMERICA                               370,675            0.037         376,648           0.040
==========================================================================================================
SOUTH AMERICA
  MINERA YANACOCHA, PERU         51.35%
  OXIDE GOLD LEACH DEPOSITS
    Carachugo/Chaquicocha        51.35%             5,810            0.035           8,353           0.024
    Maqui Maqui                  51.35%
    San Jose                     51.35%             1,102            0.018           2,347           0.014
    Cerro Yanacocha              51.35%            33,516            0.018          36,403           0.035
    La Quinua(and El Tapado)     51.35%            16,170            0.016          78,975           0.015
    Corimayo                     51.35%            63,588            0.040               0           0.000
    Cerro Negro                  51.35%               448            0.012             352           0.010
    Cerro Qulish                 51.35%            20,888            0.024          47,365           0.023
    In Process                   51.35%
  TOTAL OXIDE GOLD LEACH                          141,522            0.029         173,795           0.022
  SULFIDE COPPER-GOLD DEPOSITS
    Minas Conga                  51.35%           707,028            0.023         707,028           0.023
----------------------------------------------------------------------------------------------------------
  TOTAL MINERA YANACOCHA                          848,550            0.024         880,823           0.023
----------------------------------------------------------------------------------------------------------
  KORI KOLLO, BOLIVIA            88.00%             2,601            0.018          16,685           0.039
  GURUPI, BRAZIL (2)             50.00%                                             66,563           0.041
----------------------------------------------------------------------------------------------------------
TOTAL SOUTH AMERICA                               851,151            0.024         964,071           0.024
==========================================================================================================
AUSTRALASIA
  PAJINGO (VERA/NANCY)           50.00%             2,977             0.34           4,048            0.37
----------------------------------------------------------------------------------------------------------
TOTAL AUSTRALASIA                                   2,977             0.34           4,048            0.37
==========================================================================================================
ASIA
  BATU HIJAU, INDONESIA-GOLD (3) 56.25%           588,416            0.008         572,674           0.005
----------------------------------------------------------------------------------------------------------
TOTAL ASIA                                        588,416            0.008         572,674           0.005
==========================================================================================================
TOTAL WORLDWIDE -- GOLD                         1,813,219            0.022       1,917,441           0.022




--------------------------------------------------------------------------------
                                                                        18 OF 19

NEWMONT MINING CORPORATION
COPPER MINERALIZED MATERIAL NOT IN RESERVE -- U.S. UNITS

==========================================================================================================
GOLD DEPOSITS/DISTRICTS    |    NEWMONT   |        DECEMBER 31, 2001          |   DECEMBER 31, 2000 (1)
COPPER                     |    SHARE     |             (100%)                |         (100%)
                           |      (%)     |     ----------------------------------------------------------
                           |              |        TONNAGE          GRADE     |    TONNAGE          GRADE
                           |              |      (000 TONS)         (CU%)     |   (000 TONS)        (CU%)
----------------------------------------------------------------------------------------------------------

PHOENIX, NEVADA-COPPER     |     100.0%   |        99,594            0.14%          99,594           0.14%
BATU HIJAU, INDONESIA-     |              |
  COPPER (3)               |     56.25%   |       588,416            0.37%         572,674           0.33%
MINAS CONGA, PERU-COPPER   |     51.35%   |       707,028            0.30%         707,028           0.30%
==========================================================================================================
TOTAL WORLDWIDE -- COPPER  |              |     1,395,038            0.31%       1,379,296           0.30%
==========================================================================================================
  (1) Percentage reflects Newmont's equity interest in remaining reserves.  In 2000, this percentage was
      88.3%.
  (2) Agreement reached with TVX Gold on sale of property.  TVX will declare 100% of Gurupi in its annual report.
  (3) Percentage reflects Newmont's economic interest in remaining reserves, unchanged from 2000.




RECONCILIATION OF DECEMBER 2000 AND DECEMBER 2001 GOLD RESERVES
NEWMONT MINING CORPORATION ONLY

==========================================================================================================
                                        NEWMONT EQUITY CONTAINED OUNCES (MILLION)
                                        -----------------------------------------

DECEMBER 2000                            66.3
Depletion (1)                           (6.8)
Revisions and                             0.1
Additions (2)
DECEMBER 2001                            59.6
==========================================================================================================
(1) Depletion represents 2000 reserves processed in 2001
(2) Revisions and additions due to reserve conversions, optimizations, model updates, and updated unit costs and recoveries.



RESERVE SENSITIVITY TO GOLD PRICE
NEWMONT MINING CORPORATION ONLY

==========================================================================================================
                                 NEWMONT EQUITY CONTAINED                PERCENTAGE SENSITIVITY FROM
                                      OUNCES (MILLION)                            $300/OUNCE
                       -----------------------------------------------------------------------------------
GOLD PRICE ($/OUNCE)   DECEMBER 31, 2000     DECEMBER 31, 2001     DECEMBER 31, 2000     DECEMBER 31, 2001

     $325                    68.7                  62.6                 3.6%                    5.0%
     $300                    66.3                  59.6                 ---                     ---
     $275                    61.4                  55.5                -7.4%                   -6.9%
==========================================================================================================

--------------------------------------------------------------------------------
                                                                        19 OF 19